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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Universal Display Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

91347P105

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 91347P105			Page 2 of 6

1.	Name of Reporting Person: PPG, Industries, Inc.		I.R.S. Identification Nos. of above persons (entities only): 25-0730780

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,161,054

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,161,054

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,161,054

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person: CO

2

SCHEDULE 13G/A
CUSIP NO. 91347P105

Item 1.

(a)	Name of Issuer

Universal Display Corporation

(b)	Address of Issuer’s Principal Executive Offices

375 Phillips Boulevard, Ewing, New Jersey 08618

Item 2.

(a)	Name of Persons Filing

PPG Industries, Inc.

(b)	Address of Principal Business Office or, if none, Residence

One PPG Place, Pittsburgh, PA 15272

(c)	Citizenship

Pennsylvania

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

91347P105

Page 3 of 6 Pages

SCHEDULE 13G/A
CUSIP NO. 91347P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with §240.13d-1(b)(l)(ii)(J)

Item 4.	Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,161,054

(b)	Percent of class:	4.2%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	1,161,054

	(ii) Shared power to vote or to direct the vote	-0-

Page 4 of 6 Pages

SCHEDULE 13G/A
CUSIP NO. 91347P105

(iii)	Sole power to dispose or to direct the disposition of	1,161,054

(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SCHEDULE 13G/A
CUSIP NO. 91347P105

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

Date

/s/ William H. Hernandez

Signature

William H. Hernandez, Senior Vice President, Finance

Name/Title

Page 6 of 6 Pages